Exhibit 77C

AllianceBernstein Municipal Income Fund II
811-07618

RESULTS OF SHAREHOLDERS MEETING
(unaudited)

The Annual Meeting of Shareholders of AllianceBernstein Municipal Income Fund II (the Fund) was held on November 5, 2010, and adjourned until December 16, 2010 and January 5, 2011. At the December 16, 2010 Meeting, with respect to the first item of business, the election of Trustees for the Fund, the required number of outstanding shares were voted in favor of the proposal, and the proposal was approved for all Portfolios. For the Minnesota Portfolio, Pennsylvania Portfolio and Virginia Portfolio, at the December 16, 2010 Meeting, with respect to the fifth item of business, changes to each Portfolios fundamental policy regarding commodities, the required number of outstanding shares were voted in favor of the proposal, and the proposal was approved. At the January 5, 2011 Meeting, for the Michigan Portfolio, with respect to the fifth item of business, changes to the Portfolios fundamental policy regarding commodities, the required number of outstanding shares were voted in favor of the proposal, and the proposal was approved. Also with respect to the third item of business, the amendment of the Declaration of Trust, and with respect to the fifth item of business, for the Arizona Portfolio, Massachusetts Portfolio, New Jersey Portfolio and Ohio Portfolio, changes to each Portfolios fundamental policy regarding commodities, an insufficient number of the required outstanding shares were voted in favor of the proposals, and, therefore, the proposals were not approved. A description of each proposal and number of shares voted at the Meeting are as follows (the proposal numbers shown below correspond to the proposal numbers in the Funds proxy statement):


1.	The election of the Trustees, each such Trustee to serve a
	term of an indefinite duration and until his or her successor is duly elected and qualifies.

				Voted For	Withheld Authority
John H. Dobkin			91,897,905	4,572,309
Michael J. Downey		91,926,954	4,543,260
William H. Foulk, Jr.		91,645,463	4,824,751
D. James Guzy			91,797,234	4,672,979
Nancy P. Jacklin		91,897,559	4,572,655
Robert M. Keith			91,882,558	4,587,656
Garry L. Moody			91,771,362	4,698,851
Marshall C. Turner, Jr.		91,915,505	4,554,709
Earl D. Weiner			91,783,354	4,686,859


3.  Approve the amendment to the Agreement and Declaration of Trust.

							Broker
	    Voted For	Voted Against	Abstained	Non-votes
The Fund    62,382,573	3,915,622	8,585,534	23,606,983



5. Approve the amendment of the Portfolios fundamental policy regarding commodities.
				    Voted		  Broker
Portfolio		Voted For   Against   Abstained	  Non-Votes
Arizona Portfolio	8,971,476   473,640   1,002,485	  3,406,108
Massachusetts Portfolio	9,107,632   637,459   2,240,264	  6,015,608
Michigan Portfolio	5,071,784   268,915   591,851	  1,522,887
Minnesota Portfolio	6,365,271   396,417   558,622	  1,646,595
New Jersey Portfolio	7,002,347   287,380   1,363,202	  3,801,967
Ohio Portfolio		7,715,487   839,143   973,890	  2,825,032
Pennsylvania Portfolio	6,439,339   301,374   560,412	  1,618,648
Virginia Portfolio	11,705,726  853,155   1,156,458	  2,770,139